

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

May 17, 2007

<u>Via Facsimile (310) 228-3926 and U.S. Mail</u>

Matthew W. Scheflen, Esq.
Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, Suite 1600
Los Angeles, CA 90067

>   **Re: Peerless Systems Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 11, 2007**
>   **File No. 000-21287**
>
>   **Soliciting Materials filed pursuant to Rule 14a-12**
>   **Filed May 8 and 9, 2007**

Dear Mr. Scheflen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>Cover Page</u>

1.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

2.   Please revise the fifth paragraph to more fully disclose the beneficial ownership

by the persons making the solicitation in opposition to the company's solicitation. We note that the Peerless Full Value Committee has beneficial ownership over a significantly larger number of shares than you have stated.

3.   Please revise the sixth paragraph to briefly disclose the matters discussed with Mr. Brog on May 1, 2007.

Cost of Solicitation, page 6

4.   We note that you and MacKenzie may employ various methods to solicit proxies, including telephone, telegram, Internet or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

5.   Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Appendix A

Miscellaneous Information Concerning Participants, page A-3

6.   With respect to your disclosure in this section, please tell us why you need to qualify your disclosure "to the best knowledge" of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Soliciting Materials

7.   Refer to your materials filed on May 8, 2007. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the last sentence of the fourth paragraph on page 3 in which you state that "unanticipated changes in the leadership or direction of the Company could foster uncertainty amongst our current and prospective customers." Similarly, provide support for your statements in the following paragraph.

8.   Please provide us supplemental support for the language attributed to the State of Wisconsin Investment Board in your soliciting materials of May 9, 2007.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions